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                                                                 EXHIBIT (a)(17)


NEWS
RELEASE                                                                   [LOGO]

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For Immediate Release              Contacts
                                      TRW           Jay A. McCaffrey (Cleveland)
                                                    216.291.7179 (Media)

                                                    Larry Edelman (Cleveland)
                                                    216.291.7506

                                   JP Morgan        Sarah Nash (New York)
                                                    212.483.2323


TRW ANNOUNCES THAT IT RESERVES RIGHT TO REDUCE
ACCEPTANCE CONDITION IN ITS RECOMMENDED CASH
TENDER OFFER FOR LUCASVARITY PLC

CLEVELAND, March 12, 1999 -- TRW Inc. (NYSE: TRW) announced today that in accordance with the formal terms of its recommended cash tender offer for LucasVarity plc (NYSE: LVA, LSE; LVA), it has reserved the right to reduce the percentage of shares required to satisfy the acceptance condition of its tender offer from 90 percent to such lower percentage of LucasVarity securities as TRW may decide, provided such securities carry in the aggregate more than 50 percent of the voting rights then normally exercisable at general meetings of LucasVarity securityholders. Any such reduction of the percentage of LucasVarity securities required to satisfy the acceptance condition would not be effected before March 19, 1999. Although such reduction is possible on or after such date, TRW need not declare its actual intentions until it is required to do so under The City Code on Takeovers and Mergers.

There may be no further announcement concerning TRW's right to reduce the percentage of LucasVarity securities required to satisfy the acceptance condition. Any such reduction in the percentage, once all other conditions to the offer have been fulfilled, satisfied or, where permitted, waived, could result in the offer being declared wholly unconditional and the consequent termination of withdrawal rights.
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TRW/2


Accordingly, holders of LucasVarity securities whose willingness to tender into the offer would be affected by a reduction in the acceptance condition to a level lower than 90 percent should either not accept the offer until 90 percent is obtained or withdraw their acceptances immediately.

The offer is not being made, directly or indirectly, in or into, Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offering documents are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

TRW, with sales of approximately $12 billion in 1998, provides advanced technology products and services for the automotive, space and defense, and information technology markets. The company's news releases are available through TRW's corporate Web site (http://www.trw.com/).

LucasVarity plc is a U.K. company with shares traded in London and, in the form of ADRs, on the New York Stock Exchange. The company has $6.8 billion of sales, $5.6 billion of which are derived from the automotive industry and $1.2 billion from aerospace.

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Inquiries should be forwarded to:

U.K. Receiving Agent:         Computershare Services PLC
                              44 (0) 117 305 1001
U.S. Depository:              Morgan Guaranty Trust Company of New York
                              800.428.4237
Information Agent:            Georgeson & Company Inc.
                              800.223.2064